[aquasition letterhead]

July 15, 2014

John Reynolds

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aquasition Corp. Schedule TO-I/A Filed June 24, 2014 Schedule TO-I/A Filed July 1, 2014 File No.: 005-87040

Dear Mr. Reynolds:

Aquasition Corp. (the “Company”), hereby acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AQUASITION CORP.

/s/ Matthew C. Los

Matthew C. Los

Chief Executive Officer